Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

January 22, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust (File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Trust”), we are hereby submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). On January 11, 2018, the Registrant received comments from Mr. Frank Buda of the Staff regarding Post-Effective Amendment No. 161 (the “Amendment”) to the Registrant’s registration statement on Form N-1A relating to the BrandywineGLOBAL - Diversified US Large Cap Value Fund and the BrandywineGLOBAL – Dynamic US Large Cap Value Fund (each, a “fund” and collectively, the “funds”), as filed with the Commission on November 30, 2017. The following is a summary of the comments received from Mr. Buda and the Trust’s response on behalf of the funds.

Diversified US Large Cap Value Fund

1. Comment: Footnote 3 to the fee table notes that the maximum deferred sales charge may be reduced over time. Please provide a cross reference as to where additional information could be found.

Response: The narrative disclosure before the fee table provides that: “More information about these and other discounts is available from your Service Agent, in the fund’s Prospectus on page 20 under the heading “Sales charges,” in the appendix titled “Appendix: Waivers and Discounts Available from Certain Service Agents” on page 41 of the fund’s Prospectus and in the fund’s statement of additional information (“SAI”) … under the heading “Sales Charge Waivers and Reductions for Class A and Class A2 Shares.” We believe these references are adequate to cross reference the necessary information, and to include another cross reference in footnote 3 would be unduly repetitive.

2. Comment: Footnote 8 to the fee table notes that “Other expenses” for Class FI are estimated for the current fiscal year. Please supplementally explain what component of “other expenses” is different for Class FI. Otherwise, “other expenses” are not permitted to be estimated for this class.

Response: Transfer agency fees are different for Class FI shares than for other classes, which is the reason that Class FI expenses are noted as estimated for the current fiscal year.

3. Comment: Footnote 10 to the fee table states that “Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights tables in the fund’s Prospectus and in the fund’s shareholder reports, which reflect the fund’s operating expenses and do not include acquired fund fees and expenses.” Please explain what is meant by this footnote or delete this footnote.

Response: This footnote is intended to explain for investors why the fund’s total annual fund operating expenses listed in the Prospectus do not match the “Ratios to average net assets – net expenses” line item set forth in the fund’s Financial Highlights in accordance with Instruction 3(f)(vii) under Item 3. Among other reasons, the fee table includes the impact of acquired fund fees and expenses. Although these amounts are less than one basis point, with the effect of rounding, they do result in a difference between the fee table and the financial highlights table.

4. Comment: In the “Principal investment strategies” in the fund’s 80% policy we note the reference to “other investments with similar economic characteristics.” If you are referring to derivatives, to the extent derivatives will be counted toward the 80% basket, please disclose that these derivatives will be valued at market value.

Response: The phrase “other investments with similar economic characteristics” refers to any other type of investment that is economically equivalent to an investment in large cap equity securities, such as an investment in an exchange-traded fund that tracks a U.S. large cap securities index. The fund does not currently intend to invest in derivatives as a principal investment strategy, and therefore, we do not believe that any revisions to the Prospectus are required.

5. Comment: In the “Principal investment strategies” we note the statement that “Large capitalization companies are those companies within the largest 1000 U.S. public companies as ranked by market capitalization. This range is similar in capitalization to the companies in the Russell 1000 Index…” Please provide information to specify the market cap criteria or market cap range used by the fund.

Response: The Prospectus will be revised to delete the first sentence and change the second sentence to state that “Large capitalization companies are those companies with market capitalizations similar to companies in the Russell 1000 Index (the “Index”).”

6. Comment: The last sentence of the principal investment strategy section indicates that the fund may invest in foreign equity securities, either directly or through depositary receipts. If these are principal investment strategies please include risk disclosure under Item 4. Otherwise, please delete this sentence from the principal investment strategies.

Response: We have determined that investment in foreign equity securities is not a principal investment strategy, and therefore have deleted this sentence and related disclosure in the Prospectus.

7. Comment: We note that market sector risk provides that “The fund may be significantly overweight or underweight in certain companies, industries or market sectors, which may cause the fund’s performance to be more sensitive to developments affecting those companies, industries or market sectors.” If the fund is currently overweight in certain industries or market sectors, please provide appropriate risk disclosure for each industry or sector.

Response: Currently, the fund is not significantly overweight in certain industries or market sectors, and therefore no disclosure has been added.

8. Comment: Under “More on the fund’s investment strategies, investments and risks” the information related to Item 9 should be more detailed than Item 4. Please revise this section in accordance with this layered approach.

Response: We believe the discussion in Item 9 appropriately reflects this layered approach. As an example, the risk/return summary discusses the fund’s general investment in large cap equity securities, while the Item 9 discussion provides additional information about the types of equity securities, including preferred stock, in which the fund invests. The fund invests primarily in large cap equity securities, and does not invest in derivatives or similar investments as a principal investment strategy. Therefore, there is limited additional information to discuss under Item 9.

9. Comment: Under “Equity investments” there is a reference to securities of other investment companies. Please supplementally confirm if expenses related to these other investment companies exceed one basis point and if necessary, please include a separate line item related to acquired fund fees and expenses in the fee table.

Response: We supplementally confirm that the expenses related to these other investment companies do not exceed one basis point, and therefore a separate line item for acquired fund fees and expenses is not required in the fee table.

10. Comment: With respect to the information about “Foreign investments” are these strategies principal or non-principal strategies? Please move the information out of this section if these are non-principal investment strategies.

Response: We have determined that foreign investments are not a principal investment strategy, and therefore have deleted this disclosure and related disclosure in the Prospectus.

11. Comment: With respect to the “Small and medium capitalization company risk,” please explain why this is considered a principal risk for a large capitalization fund.

Response: Although the fund invests primarily in large capitalization securities, it may invest up to 20% of its assets in small and medium capitalization securities. In addition, certain companies that may qualify as large capitalization companies at the time of purchase may later revert back to being small or medium capitalization companies. Therefore, the Registrant believes that small and medium capitalization company risk should be included as a principal risk.

12. Comment: With respect to “Foreign custody risk” and “Currency risk” please explain whether these are principal risks. Please clarify which risks are principal risks and which are not principal risks.

Response: As described above, we have determined that foreign investments are not a principal investment strategy, and therefore have deleted this disclosure and related disclosure in the Prospectus.

13. Comment: Under “Expense limitation” it states that the “manager is also permitted to recapture amounts waived and/or reimbursed to a class within three years after the fiscal year in which the manager earned the fee or incurred the expense.” Please change this to “three years from the date the amounts were waived or reimbursed.”

Response: This disclosure is consistent with the disclosure contained in the audited financial statements and the language contained in the expense recapture policy approved by the fund’s Board. Therefore, we have not made the requested change.

14. Comment: Under the section “Additional information,” with respect to the waiver of rights or contract rights, please revise the last sentence of this section. In the staff’s view, rights conferred by federal and state securities laws may not be waived, whether or not explicitly conferred.

Response: The disclosure currently states that: “Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights in any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived.” The statement does not assert that rights conferred by federal and state securities laws can be waived. It only states that the Prospectus and the SAI do not give rise to a contract with the shareholder, and that the shareholder’s rights under the Prospectus and SAI are based on federal and state securities laws.

15. Comment: On page 17, it states that “More information about the fund’s classes of shares is available through the Legg Mason funds’ website.” This is followed by a bulleted list and a reference to visit the website. Please revise with the information required by Item 12(a)(5).

Response: The sentence immediately following this sentence has been revised to include the following language (changed language is italicized): “You’ll find detailed information, free of charge and in a clear and prominent format, about sales charges and ways you can qualify for reduced or waived sales charges, including:…”

16. Comment: On page 21, there is bold language referring to an Appendix with waivers and italicized language indicating to contact your Service Agent or the fund about waivers. Please note that all waivers should be disclosed in the Prospectus or an Appendix except as provided by Item 17(d) or 23(b).

Response: The Registrant confirms that all waivers are disclosed in the Prospectus or an Appendix except as provided by Item 17(d) or 23(b).

17. Comment: On page 23, under “Contingent deferred sales charge waivers” there is a bullet point referencing that the CDSC will generally be waived “On certain distributions from a Retirement Plan.” Either delete “certain” or specify the exceptions. Also on page 23 the same comment applies regarding the italicized language indicating to contact your Service Agent or the fund about waivers.

Response: The types of distributions contemplated by the term “certain distributions from a Retirement Plan” include required minimum distributions when an individual reaches age 70  1⁄2 and tax free refunds of excess contributions. We understand that Form N-1A contemplates layered disclosure with respect to sales charge waivers, and Item 12(a)(2) states that a Fund may indicate, if applicable, that additional information is available in the Statement of Additional Information. We believe that the general reference to certain retirement distributions is more appropriate in the Prospectus, with the additional details regarding contingent deferred sales charge waivers on required minimum distributions at age 70  1⁄2 and on refunds of excess contributions being available in the Statement of Additional Information. We believe that the existing language appropriately identifies the class of individuals or transactions to which the arrangements apply in accordance with Item 12(a)(2). Please also see the response to Item 16 above.

18. Comment: Under “Redemption proceeds” please disclose whether redemptions in kind will be pro rata slices of the fund’s portfolio or individual securities or a representative basket of securities.

Response: The Registrant respectfully submits that the change requested by the Staff is not required. The Registrant notes that the fund maintains policies and procedures that generally provide for the selection of a basket of securities to be delivered to a redeeming shareholder, in the event the fund elected to distribute the proceeds of a redemption in kind. However, the delivery of a basket of securities may not be practical in all circumstances, and the fund may use such other reasonable method as is approved by the Board. The Registrant notes that the SAI includes additional disclosure regarding redemptions-in-kind, including that an investor may pay transaction costs to dispose of securities redeemed in-kind and that securities redeemed in-kind will be subject to market risk until sold.

19. Comment: On page 41 in the Appendix, there is a reference to waivers on “shares purchased from the proceeds of redemptions within the same fund family.” What is meant by the “same fund family”? Is it all Legg Mason funds or just a subset?

Response: The Appendix relates to certain sales charge waivers applied by Merrill Lynch, including the right of reinstatement. It is our understanding that such a waiver would be applied by Merrill Lynch on all Legg Mason funds.

Dynamic US Large Cap Value Fund

20. Comment: In footnote 8, please change the reference to “within three years of the date that amounts are waived or reimbursed” consistent with the comment under “Expense Limitation” for the other fund.

Response: This disclosure is consistent with the disclosure contained in the audited financial statements and the language contained in the expense recapture policy approved by the fund’s Board. Therefore, we have not made the requested change.

21. Comment: In the “Example”, please disclose if the fee waiver or expense reimbursement is reflected and if so, the relevant period for which it is reflected.

Response: The Registrant confirms that the Example reflects fee waivers for as long as they are likely to continue. We have not added the requested disclosure to the narrative to the Example as it is not required by Form N-1A and would be unnecessarily duplicative by repeating information about the fee waiver arrangement that is noted immediately above in the fee table.

22. Comment: Under “Principal investment strategies” we note that the fund “will only invest in U.S. traded companies, which may include companies incorporated outside the U.S. which conduct a significant portion of their activities in the U.S. and are considered U.S. companies in the Russell U.S. indices.” Please revise the disclosure to confirm that a significant portion of their activities are in the United States – that these companies derive at least 50% of revenues or profits from goods produced or sold, or investments made, or services performed in the United States or have at least 50% of their assets in the United States.

Response: We have not revised the requested language because the fund’s 80% investment policy provides that the fund normally invests at least 80% of its net assets, plus the amount of borrowings for investment purposes, if any, in issuers domiciled, or having their principal activities in the United States, at the time of investment or other instruments with similar economic characteristics. The prospectus also provides that the fund will only invest in

U.S. traded companies. Accordingly, the Registrant does not believe that an additional test to determine whether a significant portion of a company’s activities is conducted in the United States is necessary. We supplementally advise the staff that the subadviser normally will use the “country of risk” as defined by Bloomberg in making the determination of whether an issuer is a U.S. issuer. “Country of risk” is based on a number of criteria, including an issuer’s country of domicile, the primary stock exchange on which it trades, the location from which a majority of its revenue comes, and its reporting currency.

23. Comment: Under “Principal investment strategies” it is noted that the fund “may have significant positions in particular sectors from time to time.” If the fund is concentrated in or has material exposure to sectors or industries, please add a relevant risk disclosure.

Response: Currently, the fund is not significantly overweight in certain industries or market sectors, and therefore no disclosure has been added.

24. Comment: Under “Performance” language indicates that “Sales charges are not reflected in the accompanying bar chart, and if those charges were included, returns would be less than those shown.” Please clarify that Class IS does not charge a sales load.

Response: The statement regarding sales charges is required by Form N-1A, and is required for a fund that sells its shares subject to sales charges, whether or not the particular class shown in the bar chart is subject to sales charges. It is intended to clarify, for those classes that are subject to a sales charge, that the information in the bar chart does not include those charges. A number of other classes are also not subject to sales charges, although Class A and Class C are subject to those charges. We therefore do not think it would be helpful to note that Class IS is not subject to sales charges. This is information that is clear to the investor based on the fee table above.

25. Comment: Also under “Performance” it is noted that the “performance is shown net of an annual management fee of 0.55% and other expenses of 0.10% which reflects the application of the Class IS shares’ expense limitation agreement.” Under the Mass Mutual no-action letter, the one-time adjustment made at the time of the acquisition should not reflect expense waivers or reimbursements. After October 31, 2014, the performance should be the actual performance of Class IS shares.

Response: We have reviewed the MassMutual no-action letter (MassMutual Institutional Funds, pub. avail. Sept. 28, 1995). In the letter, the applicants sought no-action relief to permit certain shell series of a newly registered investment company to adopt the performance history of predecessor unregistered separate accounts whose assets had been transferred into the successor series. The applicants also sought relief to permit the performance history to be restated on a one-time basis to reflect the anticipated expenses of the applicable class of the successor series, net of management fee waivers. The requesting letter states:

[T]he Trust’s initial prospectus dated October 3, 1994 set forth the average annual total return and cumulative total return for the [separate accounts] (adjusted to reflect anticipated expenses, net of management fee waivers of each Class of each Fund) … It is proposed that the Trust calculate the performance for each Class of each Fund for periods commencing prior to the transfer of the [separate account] assets by including the corresponding [separate account’s] total return adjusted to reflect the deduction of fees and expenses applicable to each Class.

The SEC staff granted the no-action relief on the basis of the circumstances described. Accordingly, the Registrant believes that its restated performance is fully in compliance with the requirements of the MassMutual no-action letter.

We also note that since the time of the MassMutual no-action letter, the revisions to Form N-1A adopted in March 1998 preclude funds from reflecting voluntary expense reimbursements and fee waivers in their fee tables. Since 1998, the SEC staff has permitted only “contractual” fee waivers (i.e., where the obligation to provide the waivers and reimbursements cannot be terminated by the service provider during the period in which the prospectus may be used) to be reflected. In the event that the staff is concerned about the reflection of voluntary fee waivers, we confirm that the fund has only restated the predecessor performance to reflect the contractual fee cap in the performance restatement. We note that the same contractual fee cap for Class IS has been in effect since the inception of the fund, and therefore the restatement, which reflected the Class IS expense cap, is most likely to reflect investors’ actual experience as fund shareholders.

Lastly we note that the predecessor performance presentation was reviewed by the staff in connection with the initial Rule 485(a) filing for the fund, filed on August 6, 2014. This performance presentation specifically stated that it would reflect the application of the expense limitation agreement. To require a restatement of the predecessor performance information at this time to remove the impact of the contractual expense cap would cause confusion to investors, and would be inconsistent with the actual experience of the Fund, which has had a contractual fee cap of 0.65% in place for Class IS shares since inception.

26. Comment: Under Item 9, please add disclosure regarding the frequent trading strategy as it is a principal risk.

Response: Under “Selection process” we have added the statement that “The fund may engage in active and frequent trading to achieve its investment objective.”

27. Comment: On the bottom of page 13, please clarify that rights conferred by federal and state securities laws may not be waived, whether or not explicitly conferred.

Response: Please see the response under Comment 14 above.

28. Comment: In general comments that applied to the other Prospectus, should also be applied to this Prospectus to the extent applicable.

Response: Revisions made in response to comments that applied to the other Prospectus will be applied to this Prospectus to the extent applicable.

29. Comment: In the Statement of Additional Information (SAI), please update the information as of the end of the calendar year as applicable and also please confirm information as of September 30, 2017 has been updated.

Response: The SAI will be updated as appropriate as of the end of the calendar year 2017, or as of the fiscal year ended September 30, 2017, as applicable.

30. Comment: Please provide an auditor’s consent.

Response: An auditor’s consent will be provided with the Rule 485(b) filing for the funds.

Please contact the undersigned 212-309-6353 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger